[LOGO]    The Consultant
          VARIABLE ANNUITY SUPPLEMENT
          TO DEALER SALES AGREEMENT

--------------------------------------------------------------------------------

1. THE CONTRACTS
The variable annuity contracts offered by Fortis Investors under this Supplement are issued by Fortis Benefits Insurance Company. See the current variable annuity Prospectuses for contract features.

2. APPOINTMENT AND AUTHORITY
The Dealer, when appointed by Fortis Benefits Insurance Company (herein called the "Insurance Company"), is authorized to take applications for variable annuity contracts offered by Fortis Investors and issued by the Insurance Company, to collect and send initial premiums to the Insurance Company, and to deliver and service policies. These duties shall be performed only in states in which the dealer is properly licensed and the Insurance Company is qualified to do business.

The Dealer is also authorized by Investors to recruit and nominate others, hereafter Representatives, who, when duly licensed in any state where they will be soliciting, will be appointed by the Insurance Company. It is understood and agreed that such Representatives will be Representatives of the Dealer and that the Dealer shall be solely responsible for their conduct. Representatives may accept applications for variable annuity contracts once properly appointed. Investors and the Insurance Company reserves the right to refuse to appoint any nominated Representative or, once appointed, to terminate any appointment.

The Dealer or Representative will not make, alter or discharge any contract of insurance, nor waive any of the provisions of any such contract.

3. RESPONSIBILITIES
The Dealer agrees to comply with all applicable insurance securities laws and regulations relating to the business of insurance and with all rules and regulations of the Insurance Company.

4. COMPENSATION

The Dealer will be paid a sale commission on sales of The Consultant Variable Annuity in accordance with Option A below. However, if the Dealer so elects, using the election procedures established by Fortis Benefits Insurance Company, the Dealer may add commission Options B and/or C and/or D as options for the payment of commissions. If the Dealer makes such an election, the Dealer will be paid a sales commission in accordance with the commission option as set forth below which the Dealer's sales representative shall elect, using the election procedures established by Fortis Benefits, upon submission of the product application to Fortis Benefits. Should the sales representative fail to make an election upon submission of the product application, or should the Dealer not have elected the designated option or should the election not be available because of the conditions set forth below, the sales commission paid will be based upon Option A.

OWNER'S                          COMMISSION (AS A % OF PREMIUM)
AGE                              ------------------------------
WHEN PREMIUM PAID      OPTION A      OPTION B      OPTION C*      OPTION D
-----------------      --------      --------      ---------      --------
0-80                     6.25          3.50           1.00          4.75
81 - 85                  3.25          2.00            .85          2.50
86 - 90                  1.75          1.00           0.00          1.50

Gross Trail Commission      0%         0.50%          0.85%         0.25%
                                                                    (yrs. 1-7)

                                                                    0.40%
                                                                    (yrs. 8+)

Start of Gross Trail      N/A          1st            13th          1st
Commission                             Month          Month         Month

* The premium payments must total $40,000 or more within the first three months of the policy for this Option C to be available. Sales commissions will only be paid on premiums received within the first three months from the date of issue.

The Trail Commission will be paid on a monthly basis and will be equal to one-twelfth of the above-specified percentage of the policy value at the end of the month. It will start to be paid for policy values for the policy months set forth above. In order to qualify for entitlement to payment of Trail Commissions, the Dealer must be the dealer of record on Fortis Benefits variable annuity policies having an aggregate policy value of $1 million or more.

Commissions will be paid twice monthly. Irrespective of the above, if the Dealer becomes entitled to commissions on an annuity contract as a result of a change of dealer on such contract, the Dealer will receive commissions on such contract in accordance with the commission option in effect for such contract prior to the transfer.

GENERAL
Investors reserves the right to revise the compensation payable herein from time to time, but any such revision will apply only to purchase payments received after the effective date of such revision.

If an annuity contract is issued as a replacement of another contract, the commission payable may be other than the commission otherwise provided herein in accordance with Fortis Investors' policies regarding replacement then in effect.

If the premium on any policy is refunded by the Insurance Company for any reason, or if the Insurance Company cancels or reduces the amount of a policy for any cause, either before or after termination of the Agreement, the Dealer agrees to repay on demand any compensation received on that premium.

Investors will furnish the Dealer with a statement of account, no less frequently than twice monthly. The compensation payable under this Supplement will be paid twice monthly as long as this agreement remains in effect. In the event of termination of this agreement all compensation payable under this Supplement shall terminate.

5. GENERAL PROVISIONS
A. FEES, SUPPLIES, SOFTWARE AND RECORDS
The Dealer will pay fees in accordance with published rules and regulations. All ratebooks, printed material, computer software and other supplies furnished by the Insurance Company, and all documents and records of any and every description relating to the Insurance Company's business or the names and addresses of policyholders and description of their coverages are confidential information and will not be used by or otherwise disclosed to another party for any purpose whatsoever and will be delivered to Investors upon demand. Upon any termination of this Agreement all such confidential information will be returned to Investors.

B. ASSIGNMENT
No assignment of this Agreement or of any compensation due the Dealer will be valid unless authorized in advance in writing by an officer of Investors. Any such assignment will be subject to, and subordinate to, any and all indebtedness of the Dealer to Investors.

C. AMENDMENT
No modification of the Agreement or Schedule will bind Investors unless it is made in writing and executed by an officer of Investors.

6. ORDERS
Applications to purchase a variable annuity contract, together with a remittance for the full amount of the order (made payable to "Fortis Benefits Insurance Company"), should be sent to CM #9747, Post Office Box 70870, St. Paul, MN 55170-9747. No telephonic orders will be accepted.


DAP846.dlr